Signet International Holdings, Inc.
205 Worth Avenue, Suite 316
Palm Beach, FL 33480

July 25, 2008

Securities Exchange Commission
Terry French
Mail Stop 3720
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Signet International Holdings, Inc.
Form 10-KSB for the Year December 31, 2007
March 25, 2008 File No. 000-51877

Dear Mr. French:

          We represent Signet International Holdings, Inc. (the “Company”).  We are in receipt of your letter dated July 17, 2008 regarding the above referenced filing and the following is our response:

Internal Control over Financial Reporting

1.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response:  The management has performed its assessment of internal control over financial reporting as of December 31, 2007.  We have amended Item 8A on the Form 10-KSB for the year ended December 31, 2007 to include management’s assessment of internal control over financial reporting.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Signet International Holdings, Inc.

By: _/s/ Ernesto Letiziano____
    Ernesto Letiziano